Exhibit (e) (1)
Excerpts from White Electronic Designs Corporation
2009 Proxy Statement
Director Compensation
          During fiscal 2008, each of the directors of the Corporation who were not also officers of the Corporation were paid (i) $8,000 per quarter, (ii) meeting fees ranging from $500 to $1,250 per meeting depending on length and (iii) reimbursements for related travel expenses. Additional retainers were paid to directors acting as Vice Chairman, Lead Director, committee chairs and committee members. As Vice Chairman and member of the Compensation Committee, Mr. White received an additional $7,500 per quarter and $4,000 annually for supplemental medical benefits. Effective August 28, 2008 upon the resignation of our then Chairman Hamid R. Shokrgozar, Mr. White was elected to Chairman of the Board and began receiving $15,000 per month for his service in this capacity. As Lead Director and member of the Compensation Committee, Mr. Reahard received an additional $3,000 per quarter. As Audit Committee Chairman, Mr. Henry received an additional $3,750 per quarter. As Compensation Committee Chairman and Audit Committee member, Mr. Quadros received an additional $3,000 per quarter. As Audit Committee member, Mr. Toy received an additional $1,000 per quarter.
COMPENSATION OF DIRECTORS

					Change in Pension
					Value and
					Nonqualified
				Non-Equity	Deferred
	Fees Earned or	Stock	Option	Incentive Plan	Compensation	All Other
	Paid in Cash	Awards	Awards	Compensation	Earnings	Compensation	Total
Name	($)(1)	($)(2)	($)(3)	($)	($)	($)(4)	($)

Jack A. Henry	60,750	37,161	7,764	—	—	—	105,675
Paul D. Quadros	65,000	37,161	7,764	—	—	—	109,925
Thomas M. Reahard	57,500	37,161	7,764	—	—	—	102,425
Thomas J. Toy	55,000	37,161	7,764	—	—	—	99,925
Edward A. White	92,000	37,161	7,764	—	—	4,000	140,925

(1)	This column includes quarterly retainer and meeting fees paid during fiscal 2008.

(2)	This column reflects the compensation cost recognized for financial statement reporting purposes for the fiscal year ended September 27, 2008, in accordance with FAS 123(R), of restricted stock awards issued pursuant to the 2006 Director Restricted Stock Plan, and thus includes amounts from stock awards granted prior to fiscal 2008. For stock awards, fair value is calculated using the closing price on the grant date as if these awards were vested on the grant date. This fair value is then expensed over the vesting period. The amounts shown disregard estimated forfeitures related to service-based vesting conditions. No stock awards were forfeited by any of our non-employee directors during the fiscal year. The grant date fair value of the stock award granted on March 6, 2008 to each non-employee director re-elected on that date was $30,000. For information regarding the number of stock awards held by each non-employee director as of September 27, 2008, see the column “Restricted Stock Outstanding” in the table below. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that may be recognized by the non-employee directors.

(3)	This column reflects the compensation cost recognized for financial statement reporting purposes for the fiscal year ended September 27, 2008, in accordance with FAS 123(R), of stock option awards issued and thus includes amounts from outstanding stock option awards granted prior to fiscal 2008. There were no stock option grants to any of our directors in fiscal 2008. No stock options were forfeited by any of our directors during the fiscal year. For information regarding the number of stock options held by each director as of September 27, 2008, see the column “Stock Options Outstanding” in the table below. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that may be recognized by the non-employee directors.

(4)	Mr. White received $4,000 for supplemental medical benefits.

Each of the below non-employee directors owned the following number of stock options and restricted shares as of September 27, 2008.

	Stock Options	Restricted
Non-Employee Director	Outstanding	Stock Outstanding

Jack A. Henry	45,000	15,000
Paul D. Quadros	45,000	15,000
Thomas M. Reahard	90,000	15,000
Thomas J. Toy	90,000	15,000
Edward A. White	75,000	15,000
          Effective March 24, 2006, the White Electronic Designs Corporation 2006 Director Restricted Stock Plan was approved by the shareholders. Under this Plan, each of the outside directors receives an annual grant of 7,500 shares at the Annual Meeting of Shareholders that vest ratably over a three-year period. The Corporation values these shares using the intrinsic method. The 37,500 shares granted on March 24, 2006 were valued at $5.81 per share, the 37,500 shares granted on March 7, 2007 were valued at $6.76 per share and the 37,500 shares granted on March 6, 2008 were valued at $4.00 per share, the closing price of our stock on the date of the grants.
EXECUTIVE COMPENSATION
COMPENSATION DISCUSSION AND ANALYSIS
Overview and Compensation Philosophy
          Our philosophy is to provide compensation to our Named Executive Officers (as such term is defined in the section entitled “Additional Information on Executive Compensation”) in such a manner as to retain the best available personnel for positions of substantial responsibility within the Corporation, to provide incentives which reward performance and longevity and to promote the success of our business. As a goal, our Compensation Committee, with the assistance of a compensation consultant (as discussed further below in this Compensation Discussion and Analysis), has developed a compensation target of cash compensation to be in the 50th to 60th percentile and equity incentives to be in the 50th percentile as measured against public electronics companies within a specified revenue range (our “peer group”). Our peer group is discussed in more detail below in this Compensation Discussion and Analysis under the heading “Benchmarking and Compensation Evaluation.”
Role of the Compensation Committee
          The Compensation Committee administers our executive compensation program and is comprised of three non-employee, independent members of the Board, each of whom is an “outside director” as defined by Section 162(m) of the Internal Revenue Code, as amended (the “Code”).
          The scope of authority of the Compensation Committee is to set salaries and bonuses of the Named Executive Officers and to award equity grants and other compensation to them as appropriate. The Compensation Committee has the authority to review and recommend compensation policies, review and approve compensation of our Named Executive Officers and administer our stock plans, including reviewing and approving equity-based awards to our Named Executive Officers.
          Our Compensation Committee has the authority to retain and terminate any compensation consultant to be used by us to assist in the evaluation of the compensation of the Named Executive Officers and has the sole authority to approve the fees and other retention terms of any consultant it hires. Our Compensation Committee also has authority to obtain advice and assistance from internal or external legal, accounting or other advisors.
Role of Management in Executive Compensation Decisions
          A significant change in the senior management of our Corporation occurred during fiscal 2008. Hamid R. Shokrgozar, our former CEO, President and Chairman of the Board, resigned effective August 28, 2008. At that time, the Board appointed Roger A. Derse, Vice President and Chief Financial Officer, and Dan Tarantine, Executive Vice President Sales and Marketing, to the Interim Office of the President.

          While consideration of executive compensation is an interactive process involving multiple parties, the principal role of Corporation management in decisions involving executive compensation is primarily to support the activities of the Compensation Committee. The Chief Financial Officer facilitates the coordination of human resource management, accounting and legal input to reach informed decisions. The Chief Financial Officer and Executive Vice President Sales and Marketing are also primarily responsible for developing a proposed annual business plan and presenting the plan to the Board. This annual plan, as approved by the Board, forms the basis for measurement of the performance of management in both our cash and performance share incentive plans. The Chief Financial Officer and Executive Vice President Sales and Marketing are also involved in making proposals to the Compensation Committee concerning potential changes in the compensation of senior management and potential changes in our overall compensation programs. The Compensation Committee considers, but is not bound to and does not always accept, management’s recommendations with respect to compensation. The Compensation Committee does not delegate its authority to Corporation management.
          The Chief Financial Officer and Executive Vice President Sales and Marketing attend some of the Compensation Committee meetings, but the Compensation Committee also regularly holds executive sessions not attended by any members of management.
Executive Compensation Components
          The primary components of our executive compensation program are base salaries, bonus compensation based upon incentive goals and objectives, equity incentives, change in control and severance packages, and fringe benefits. Our compensation program is designed to balance the Corporation’s short-term and long-term performance goals.
Base Salary
          The base salaries for our Named Executive Officers are, in general, established on the basis of skills, accomplishments, the scope of their job and prevailing market conditions. The salary for each Named Executive Officer is determined by evaluating the responsibilities of the position held and the experience and performance of the individual, with reference to the competitive marketplace for the executive talent, including a comparison to our peer group, as established from time to time with the assistance of compensation consultants.
          The Compensation Committee reviews executive salaries annually. Generally speaking, specific individual performance criteria are not established by the Compensation Committee for each Named Executive Officer and none were established for fiscal 2008. Rather, each Named Executive Officer is evaluated based on general individual performance over the past year, the scope of each officer’s duties and responsibilities, experience and expertise.
          For fiscal 2008, no adjustment was made to the base salary for Mr. Tarantine or Mr. Derse. However, as a result of the additional duties taken on in connection with their appointment to the Interim Office of the President, effective September 5, 2008, Mr. Tarantine and Mr. Derse each receive an additional $5,000 per month while acting in this capacity. Each Named Executive Officer’s base salary for fiscal 2008 is set forth in the “Salary” column of the Summary Compensation Table.
          For fiscal 2009, the Compensation Committee established the salaries using the criteria described above. Mr. Tarantine’s annual salary will be $256,000 and Mr. Derse’s will be $240,500. In addition, they will each continue to receive an additional $5,000 per month while they serve in the Interim Office of the President, and each will receive a one-time bonus of $60,000 when a new CEO (principle executive officer) is hired and commences employment.
Benchmarking and Compensation Evaluation
          In making its determinations with respect to executive compensation, the Compensation Committee has periodically engaged the services of a compensation consultant to provide the Corporation input on trends in executive compensation, obtain an outside perspective on our compensation practices and assist with our peer group benchmarking analysis. The Compensation Committee does not believe a formal annual peer group assessment by an independent third party is necessary unless factors indicate significant changes in executive compensation have taken place.
          In fiscal 2007, the Compensation Committee retained Compensia, Inc., an independent compensation consultant, to assist the Corporation in developing a long term compensation program for its senior executives and evaluate total executive compensation for fiscal 2007. A peer group, consisting of 14 public electronics companies with revenues similar to the Corporation’s was selected. More specifically, the peer group identified included the following companies: (i) California Micro Devices Corporation, (ii) Catalyst Semiconductor, Inc., (iii) DDI Corporation, (iv) Integrated Silicon Solution, Inc., (v) IntriCon Corporation, (vi) LaBarge, Inc., (vii) MIPS Technologies, Inc., (viii) Netlist, Inc., (ix) Planar Systems, Inc., (x) Staktek Holdings, Inc., (xi) STEC, Inc., (xii) Techwell, Inc., (xiii) Titan Global Holdings, Inc., and (xiv) Video Display Corporation. The peer group may change from year to year depending on changes in the marketplace and our business focus, but in fiscal 2008, no changes were made to this peer group.
          In fiscal 2007, the compensation of each Named Executive Officer was benchmarked to the peer group, as well as an analysis of each component of compensation. The benchmarking data indicated that our compensation is more weighted to base pay and less to incentive pay and equity as compared to the peer group. As part of the Compensation Committee’s evaluation, no changes were made to the base salaries of the Named Executive Officers for fiscal 2008; however, to move towards our target for cash and equity incentives to be in the 50th percentile as measured against our peer group, the Compensation Committee implemented the incentive plans as described below. As discussed above, in early fiscal 2009, certain adjustments were made to the cash compensation of Messrs. Derse and Tarantine to reflect, in part, increased duties in connection with the departure of our former CEO.
Executive Incentive Plans for Fiscal 2008 and 2009
          Cash Incentive Bonus Awards. In connection with the evaluation program discussed above, in December 2007, our Compensation Committee determined and approved specific financial and operational performance goals for fiscal 2008 for possible cash incentive bonus awards for our Named Executive Officers. The achievement of certain minimum Earnings before Income Taxes, Depreciation and Amortization (“EBITDA”) amounts were not met. However, due to the significant changes in the business and senior management, the individual performances of Messrs. Derse and Tarantine, and the determination that it was in the best interests of the Corporation to retain such officers, the Compensation Committee approved a discretionary cash bonus of $30,000 for each of Messrs. Derse and Tarantine.
          For fiscal 2009, the Compensation Committee approved a new cash incentive bonus award for our Named Executive Officers. If the approved EBITDA amount is attained, the cash bonus awards for Messrs. Tarantine and Derse are expected to be approximately 20% of their base salary. If 90% of this EBITDA amount is attained, then the cash bonus awards for Messrs. Tarantine and Derse are expected to be approximately 10% of their base salary. If 110% of this EBITDA amount is attained, then the cash bonus awards for Messrs. Tarantine and Derse are expected to be approximately 30% of their base salary.
          Equity Incentive Awards. We currently utilize two forms of equity awards for the Named Executive Officers, consisting of restricted stock units (“RSUs”) and performance shares.
          In fiscal 2008, the Board of Directors granted and approved 25,000 RSUs for Mr. Derse. The RSUs will vest over a two-year period, with 50% of each RSU award vesting on the first-year anniversary of the date of grant and the remaining 50% of each RSU award vesting upon the end of the second-year anniversary of the date of grant. Upon a “Change in Control” of the Corporation (as such term is defined in his employment agreement) each RSU award will automatically and fully vest.
          In fiscal 2009, the Compensation Committee granted and approved 50,000 RSUs for Messrs. Derse and Tarantine. The RSUs will vest over a two-year period, with 50% of each RSU award vesting on the first-year anniversary of the date of grant and the remaining 50% of each RSU award vesting upon the end of the second-year anniversary of the date of grant. Upon a “Change in Control” of the Corporation (as such term is defined in each of their respective employment agreements) each RSU award will automatically and fully vest. In addition, given the similar positions of responsibility, Mr. Tarantine was granted an additional 25,000 RSUs to match Mr. Derse’s earlier award, of which 50% immediately vested. The remaining 50% will vest on the first-year anniversary of the date of grant.
          The performance share awards granted in fiscal 2008 were cancelled in fiscal 2009 due to the significant changes in the business and senior management. In fiscal 2009, a new performance share plan was approved by the Compensation Committee. If we achieve the approved annual EBITDA amount, then Messrs. Derse and Tarantine would each receive 18,750 performance shares. If we achieve 90% of annual EBITDA, then 12,500 shares would be awarded to each of Messrs. Derse and Tarantine. If we achieve 110% of annual EBITDA, then 25,000 shares would be awarded to each of Messrs. Derse and Tarantine. Upon a “Change in Control” of the Corporation (as such term is defined in each of their respective employment agreements) each performance share award will be automatically granted and fully vested regardless of the achievement of the EBITDA Target.
          Difficulty in achieving performance targets. As noted above, our performance targets for our cash bonus incentive awards and equity incentive awards for fiscal 2008 and 2009 were and are based on EBITDA targets set by the Compensation Committee. The EBITDA targets in fiscal 2008 were not met, in part due to the restructuring of the Corporation’s operational structure which resulted in discontinued operations. The Compensation Committee intended to set the fiscal 2008 and fiscal 2009 EBITDA targets at challenging levels to motivate high business performance and support attainment of longer-term financial objectives in light of our newly restructured business which will align management’s interests with the interests of our shareholders. The Compensation Committee ultimately believes that these EBITDA and other performance targets, individually or together, should be based on historic and estimated performance levels of the Corporation and we believe that while the current EBITDA targets are attainable, they are also challenging enough to require management to produce robust results to obtain them.
Employment and Severance Agreements
          As a means of (i) providing certain assurances and motivation for current management, (ii) retaining effective management of the Corporation, and (iii) limiting distractions of management and the Board, the Compensation Committee negotiated, and the Board approved, new employment agreements with Messrs. Derse and Tarantine. The Compensation Committee also intended these new employment agreements to align executive and shareholder interests by enabling executives to consider corporate transactions that are in the best interests of the shareholders and other constituents of the Corporation without undue concern over whether the transactions may jeopardize the executives’ own employment. These agreements generally entail accelerated vesting of equity incentives and cash compensation. These agreements are discussed in more detail in the section entitled Employment and Severance Agreements. The potential payments that may arise from these change in control arrangements is discussed in the section entitled “Potential Payments Upon Termination of Employment or Change in Control.”
Other Compensation
          The Named Executive Officers receive no benefits from the Corporation under defined pension or defined contribution plans other than the tax-qualified 401(k) Plan. During fiscal year 2008, Messrs. Derse and Tarantine received a car allowance. The Named Executive Officers participate in benefit programs designed for all full time employees including medical, disability and life insurance.
Tax Deductibility of Executive Compensation
          In fiscal 2008, the Compensation Committee considered the potential impact of Section 162(m) of the Code. Section 162(m) disallows a tax deduction for any publicly-held corporation for individual compensation exceeding $1,000,000 in any taxable year for any of the Named Executive Officers named in a proxy statement, unless such compensation meets certain specifications under the Code. The Compensation Committee has studied the impact of Section 162(m) and believes that the compensation of our Named Executive Officers to date meets the requirements and is deductible for tax purposes. It is the Compensation Committee’s policy to qualify, to the extent reasonable, the Named Executive Officers’ compensation for deductibility under applicable tax law. However, if circumstances warrant, the Corporation may, in the future, pay compensation to the Named Executive Officers that may not be deductible.
Additional Information on Executive Compensation
Summary Compensation Table
          The following tables set forth information concerning compensation earned by, or paid for, services provided to us for the periods indicated to all persons serving as our principal executive officer or as principal financial officer during fiscal year 2008 (the “Named Executive Officers”). The Corporation has only two executive officers, so there are no other officers who were serving as executive officers at the end of fiscal year 2008 other than Messrs. Derse and Tarantine. Our former President and CEO, who resigned effective August 28, 2008, is also included in this table.
SUMMARY COMPENSATION TABLE

							Change in
							Pension
							Value and
							Nonqualified
						Non-Equity	Deferred
				Stock	Option	Incentive Plan	Compensation	All Other
Name and Principal		Salary	Bonus	Awards	Awards	Compensation	Earnings	Compensation	Total
Position	Year	($)	($)	($)(1)	($)(1)	($)	($)	($)(2)	($)
Roger A. Derse, Interim Office of the President, Vice President and Chief Financial Officer	2008	225,116	30,000	104,465	24,992	—	—	13,684	398,257
Dan Tarantine, Interim Office of the President, Executive Vice President, Sales and Marketing	2008	240,616	30,000	23,200	—	—	—	16,647	310,463
Hamid R. Shokrgozar, former President and Chief Executive Officer	2008	469,241	—	489,969	477,485	—	—	1,820,589	3,257,284

(1)	These columns reflect the compensation cost recognized for financial statement reporting purposes for the fiscal year ended September 27, 2008, in accordance with FAS 123(R), of stock and option awards issued and thus includes amounts from outstanding stock and option awards granted prior to fiscal 2008. Assumptions used in the calculation of these amounts are included in the notes to our audited consolidated financial statements for the fiscal year ended September 27, 2008 as included in our Annual Report on Form 10-K filed with the SEC on December 11, 2008. The amounts shown disregard estimated forfeitures related to service-based vesting conditions. No stock or option awards were forfeited by any of our Named Executive Officers during the fiscal year. The amounts shown for Mr. Shokrgozar represent the total compensation cost recognized for stock and option award modifications in connection with his severance agreement. Mr. Shokrgozar was granted 150,000 replacement stock options, 50,000 RSUs and 100,000 performance shares in fiscal 2008. Mr. Derse was granted 25,000 RSUs and 25,000 performance shares in fiscal 2008. Mr. Tarantine was granted 10,000 performance shares in fiscal 2008. These amounts reflect our accounting expense for these awards, and do not correspond to the actual value that may be recognized by the Named Executive Officers.

(2)	Amounts in this column consist of: (i) our contributions under our 401(k) plan as follows: Mr. Shokrgozar — $7,750; Mr. Derse — $2,544; and Mr. Tarantine — $5,528; (ii) life insurance premiums as follows: Mr. Shokrgozar — $1,590; Mr. Derse — $940; and Mr. Tarantine — $919; (iii) car allowance as follows: Mr. Shokrgozar — $18,196; Mr. Derse — $10,200; and Mr. Tarantine — $10,200; (iv) unused vacation payout for Mr. Shokrgozar — $74,110; (v) supplemental medical payment for Mr. Shokrgozar — $4,000; and (vi) a $1,600,000 cash payment and $114,943 in other costs in connection with Mr. Shokrgozar’s severance agreement.
Employment and Severance Agreements
          On August 28, 2008, the Corporation accepted the resignation of Hamid R. Shokrgozar, from his positions as the Corporation’s Chairman of the Board, President and CEO and as a member of the Corporation’s Board of Directors. The Corporation also entered into a Severance Agreement and Release of Claims with Mr. Shokrgozar on August 28, 2008 (the “Severance Agreement”) that governed the terms of his departure and that provided, in exchange for a general release by Mr. Shokrgozar, for the following:
•	The Corporation paid Mr. Shokrgozar a lump-sum $1,600,000 severance payment, plus any accrued and unused vacation pay less required withholdings;

•	The Corporation shall pay for eighteen (18) months of the Corporation’s portion of Mr. Shokrgozar’s COBRA premium. Following such period, until December 13, 2010, the Corporation shall pay Mr. Shokrgozar an amount equal to the Corporation’s portion of Mr. Shokrgozar’s COBRA premium in order for Mr. Shokrgozar to secure health insurance of his choice; provided that such payments shall cease if, during the COBRA period or thereafter, Mr. Shokrgozar is then covered by reasonably equivalent or superior health insurance provided by any subsequent employer. In addition, the Corporation shall continue to provide Mr. Shokrgozar with up to $4,000 per year for unreimbursed medical expenses and with the auto allowance and the disability and life benefits he is receiving from the Corporation as of the termination date until December 13, 2010;

•	The Corporation will reimburse Mr. Shokrgozar for reasonable attorneys’ fees incurred in connection with the Severance Agreement, in the maximum amount of $50,000 and the Corporation will provide outplacement services for Mr. Shokrgozar for a period not to exceed 18 months in the maximum amount of $50,000;

•	The Corporation and Mr. Shokrgozar agreed to the following concerning outstanding grants of stock options, RSUs and performance shares:
•	The following vested stock options: (i) 125,000 shares granted on November 10, 1999; (ii) 125,000 shares granted on November 10, 1999; (iii) 150,000 shares granted on May 16, 2001 and (iv) 150,000 shares granted on December 15, 2004 shall terminate, if not exercised, on their respective expiration dates (i.e., November 10, 2009, November 10, 2009, May 16, 2011, and December 15, 2014, respectively);

•	The vested stock options to acquire 150,000 shares granted on December 3, 1998 would terminate, if not exercised, on the 90th day following the termination date;

•	The vested stock options to acquire 150,000 shares granted on November 30, 2000 terminated on August 28, 2008;

•	The Corporation granted to Mr. Shokrgozar an option to acquire 150,000 shares of the Corporation’s common stock at an exercise price of $7.25 per share, an expiration date of November 30, 2010, and with such other terms as are contained in the Corporation’s standard form of option agreement;

•	The 50,000 shares of RSUs granted to Mr. Shokrgozar pursuant to that certain Restricted Stock Units Award Agreement dated December 12, 2007 vested on September 5, 2008;

•	One-half (50,000 shares) of the performance shares granted to Mr. Shokrgozar pursuant to that certain Performance Share Award Agreement dated December 12, 2007 vested on September 5, 2008;

•	One-half (50,000 shares) of the performance shares granted to Mr. Shokrgozar pursuant to that certain Performance Share Award Agreement dated December 12, 2007 shall vest if the Corporation’s EBITDA for the fiscal year ended in 2009 equals or exceeds $9,960,000; and

•	Any other unvested right to receive Corporation stock terminated on August 28, 2008.

          On January 21, 2009, the Corporation entered into new employment agreements with Mr. Tarantine, our Executive Vice President, Sales and Marketing, and Mr. Derse, our Chief Financial Officer (both or either herein may be referred to as the “Executive”). There is no definitive term of employment under the agreement and the Executive’s employment may be terminated by either party at any time, subject to certain notice requirements and the termination payments and terms described below. The agreement provides for an annual base salary of $256,000 for Mr. Tarantine and $240,500 for Mr. Derse, which shall be reviewed by the Board of the Corporation and/or its Compensation Committee from time to time. The agreement also provides that the Executive may be eligible to participate in any annual bonus program that may be established and approved by the Board, all savings and retirement plans, practices, policies and programs of the Corporation which are made generally available to all other employees of the Corporation, a car allowance of $850 per month, at least five weeks of paid vacation time and reimbursement for all reasonable business expenses. In the event of a termination for cause, disability, death or voluntarily resignation other than for good reason, the Corporation is required to pay the Executive only his accrued but unused vacation and base salary to the date of termination. In the event of a termination without cause (or a resignation for good reason), the Corporation is required to pay any accrued but unused vacation, base salary through date of termination and the continuation of base salary for twelve months and Executive’s COBRA continuation premiums for up to twelve months. The agreement also provides that all unvested stock options, unvested RSUs and any other unvested equity-based awards or grants previously granted shall become fully vested. Additionally, all stock options, both vested and unvested, will remain fully exercisable until the tenth anniversary of the grant date of such option. These provisions are subject to and conditioned upon the Executive executing a general release and waiver and the Executive’s compliance with the Restrictive Covenants (as defined in the agreement). The agreement also includes special provisions in the event of a “Change in Control” (as defined in the agreement). Specifically, all unvested stock options, unvested RSUs and any other unvested equity-based awards or grants previously granted shall become fully vested. In the event the Corporation terminates Executive’s employment without “Cause” (as defined in the agreement) or the Executive terminates his employment with “Good Reason” (as defined in the agreement) within one year following a Change in Control, the Executive will be entitled to any accrued but unused vacation, base salary through date of termination and the continuation of base salary for eighteen months and Executive’s COBRA continuation premiums for up to eighteen months. Additionally, all stock options, both vested and unvested, will remain fully exercisable until the tenth anniversary of the grant date of such option. The agreement constitutes the entire agreement among the parties with respect to the Executive’s employment and supersedes and is in full substitution for any and all prior understandings or agreements with respect to the Executive’s employment.
Grants of Plan-Based Awards
          In fiscal 2008, Mr. Derse was granted 25,000 RSUs and 25,000 performance shares. Mr. Tarantine was granted 10,000 performance shares. However, as previously discussed in Equity Incentive Awards, Messrs. Derse’s and Tarantine’s performance shares granted in fiscal 2008 were cancelled in fiscal 2009. Mr. Shokrgozar was granted 150,000 replacement stock options, 50,000 RSUs and 100,000 performance shares in fiscal 2008.
GRANTS OF PLAN-BASED AWARDS FOR FISCAL 2008

Grant
								All Other	All Other		Date
								Stock	Option	Exercise	Fair
								Awards:	Awards:	or	Value
		Estimated Future Payouts Under			Estimated Future Payouts Under			Number	Number of	Base	of Stock
		Non-			Equity			of Shares	Securities	Price of	and
		Equity Incentive Plan Awards(1)			Incentive Plan Awards(2)			of Stock or	Underlying	Option	Option
		Threshold	Target	Maximum	Threshold	Target	Maximum	Units	Options	Awards	Awards
Name	Grant Date	($)	($)	($)	(#)	(#)	(#)	(#)(3)	(#)	($/Sh)	($)(4)
Roger A. Derse,		(5)	(5)	$30,000	—	—	—	—	—	—	—
Interim Office of	12/12/2007	—	—	—	(6)	(6)	25,000 (6)	—	—	—	—
the President, Vice	12/12/2007	—	—	—	—	—	—	25,000	—	—	$116,000
President and Chief Financial Officer

												Grant
									All Other	All Other		Date
									Stock	Option		Fair
									Awards:	Awards:	Exercise or	Value
		Estimated Future Payouts Under			Estimated Future Payouts Under				Number	Number of	Base	of Stock
		Non-			Equity				of Shares of	Securities	Price of	and
		Equity Incentive Plan Awards(1)			Incentive Plan Awards(2)				Stock or	Underlying	Option	Option
		Threshold	Target	Maximum	Threshold	Target	Maximum		Units	Options	Awards	Awards
Name	Grant Date	($)	($)	($)	(#)	(#)	(#)		(#)(3)	(#)	($/Sh)	($)(4)
Dan Tarantine,	—	(5)	(5)	$30,000	—	—	—		—	—	—	—
Interim Office of	12/12/2007	—	—	—	(6)	(6)	10,000	(6)	—	—	—	—
the President, Executive Vice President, Sales and Marketing
Hamid R. Shokrgozar,	12/12/2007	—	—	—	(6)	(6)	100,000	(6)	—	—	—	—
former President	12/12/2007	—	—	—	—	—	—		50,000	—	—	$232,000
and Chief	9/5/2008	—	—	—	—	—	—		—	150,000	7.25	$75,090
Executive Officer

(1)	Reflects cash incentive bonuses payable under our Executive Incentive Plan. A description of our Executive Incentive Plan is set forth in the “Executive Compensation — Compensation Discussion and Analysis” section of this proxy statement.

(2)	Reflects performance share awards granted in connection with our Executive Incentive Plan. As discussed in the section “Executive Compensation — Compensation Discussion and Analysis” of this proxy statement, the performance share awards granted in fiscal 2008 were cancelled in fiscal 2009 due to the significant changes in the business and senior management.

(3)	Reflects RSUs granted in connection with our Executive Incentive Plan. A description of our Executive Incentive Plan is set forth in the “Executive Compensation — Compensation Discussion and Analysis” section of this proxy statement.

(4)	Reflects the grant date fair value computed in accordance with FAS 123(R). The assumptions used to determine such values are described in Note 2 to the consolidated financial statements in the Corporation’s annual report on Form 10-K for the fiscal year ended September 27, 2008.

(5)	Cash incentive bonuses can be earned by Messrs. Derse and Tarantine under our incentive bonus plan based on certain minimum approved EBITDA amounts. The minimum EBITDA amounts were not met. However, due to the significant changes in the business and senior management, the individual performances of Messrs. Derse and Tarantine, and the determination that it was in the best interests of the Corporation to retain such officers, the Compensation Committee approved a discretionary cash bonus of $30,000 for each of Messrs. Derse and Tarantine.

(6)	The performance share awards granted in fiscal 2008 were cancelled in fiscal 2009 due to the significant changes in the business and senior management.

Outstanding Equity Awards
OUTSTANDING EQUITY AWARDS AT 2008 FISCAL YEAR-END

	Option Awards						Stock Awards
										Equity
										Incentive
									Equity	Plan
									Incentive	Awards:
									Plan	Market or
				Equity					Awards:	Payout
				Incentive			Number	Market	Number	Value
				Plan			of	Value of	of	of
				Awards:			Shares	Shares	Unearned	Unearned
				Number of			or Units	or	Shares,	Shares,
		Number of	Number of	Securities			of Stock	Units of	Units or	Units or
		Securities	Securities	Underlying			That	Stock That	Other Rights	Other Rights
		Underlying	Underlying	Unexercised	Option		Have	Have	That	That
		Unexercised	Unexercised	Unearned	Exercise	Option	Not	Not	Have Not	Have Not
		Options	Options	Options	Price	Expiration	Vested	Vested	Vested	Vested
Name	Grant Date	# Exercisable	(#) Unexercisable(1)	(#)	($)	Date	(#)(2)	($)	(#)(3)	($)
Roger A. Derse,	5/26/2004	50,000	—	—	6.38	5/26/2014	—	—	—	—
Interim Office of the	12/15/2004	10,000	—	—	6.45	12/15/2014	—	—	—	—
President, Vice	9/12/2006	20,000	20,000	—	4.70	9/12/2016	—	—	—	—
President and Chief	12/12/2007	—	—	—	—	—	—	—	25,000	130,500
Financial Officer	12/12/2007	—	—	—	—	—	25,000	130,500	—	—
Dan Tarantine,	12/3/1998	50,000	—	—	1.125	12/3/2008	—	—	—	—
Interim Office of the	11/10/1999	20,000	—	—	2.75	11/10/2009	—	—	—	—
President, Executive Vice	11/10/2000	15,000	—	—	10.625	11/10/2010	—	—	—	—
President, Sales and	5/16/2001	40,000	—	—	3.83	5/16/2011	—	—	—	—
Marketing	12/15/2004	50,000	—	—	6.45	12/15/2014	—	—	—	—
	12/12/2007	—	—	—	—	—	—	—	10,000	52,200
Hamid R. Shokrgozar,	12/3/1998	150,000	—	—	1.125	11/28/2008	—	—	—	—
former President and	11/10/1999	125,000	—	—	2.75	11/10/2009	—	—	—	—
Chief Executive	11/10/1999	125,000	—	—	2.75	11/10/2009	—	—	—	—
Officer	5/16/2001	150,000	—	—	3.83	5/16/2011	—	—	—	—
	12/15/2004	150,000	—	—	6.45	12/15/2014	—	—	—	—
	12/12/2007	—	—	—	—	—	—	—	50,000	261,000
	9/5/2008	150,000	—	—	7.25	11/30/2010	—	—	—	—

(1)	Options generally vest pro-rata over a four-year period beginning on the first anniversary of the date of grant. Mr. Derse’s options vest at the rate of 25% after the first year and ratably thereafter for 36 months.

(2)	Mr. Derse’s RSUs vest over two years, with 50% vesting on the first-year anniversary of the date of grant and the remaining 50% vesting upon the end of the second-year anniversary of the date of grant.

(3)	Performance shares vest pursuant to the plan outlined in the section entitled “Compensation Discussion and Analysis” under the subheading Executive Incentive Plans for Fiscal 2008 and 2009.
Option Exercises and Stock Vested Table
The following table shows the number of shares acquired by the exercise of stock options and the vesting of restricted stock and performance shares by each of the Named Executive Officers during fiscal 2008, along with the value realized on such exercises or at the time of such vesting as calculated based on the difference between the market price of our stock at exercise or vesting and the option exercise or grant price. None of the Named Executive Officers exercised option awards during fiscal 2008.

OPTION EXERCISES AND STOCK VESTED TABLE

	Option Awards		Stock Awards
	Number of		Number of
	Shares	Value Realized	Shares	Value Realized
	Acquired on	On	Acquired on	on
	Exercise	Exercise	Vesting	Vesting
Name	(#)	($)(1)	(#)(2)	($)

Roger A. Derse,
Interim Office of the President, Vice President and Chief Financial Officer	—	—	—	—
Dan Tarantine,
Interim Office of the President, Executive Vice President, Sales and Marketing	—	—	—	—
Hamid R. Shokrgozar,
former President and Chief Executive Officer	—	—	100,000	515,000

(1)	If the officer executed a same-day-sale transaction, the value realized equals the difference between the per share exercise price of the option and the per share sales price upon sale, multiplied by the number of shares for which the option was exercised. If the employee executed an exercise and hold transaction, the value realized equals the difference between the per share exercise price of the option and the fair market value of a share of our common stock on such date of exercise, multiplied by the number of shares for which the option was exercised.

(2)	These awards for restricted stock and performance shares were vested pursuant to the Severance Agreement between Hamid R. Shokrgozar and the Corporation. See the subheading Employment and Severance Agreements for further discussion.
Potential Payments upon Termination of Employment or Change in Control
          The tables below estimate certain payments that will be made to each of Messrs. Derse and Tarantine upon a termination of employment or change in control of the Corporation in the various circumstances listed. The table for each of these Named Executive Officers should be read together with the description of that officer’s new employment agreement in the section entitled Employment and Severance Agreements. Unless noted otherwise in the individual table, the major assumptions that are used in creating the tables are set forth directly below.
          Date of Termination. The tables assume that any triggering event (i.e., termination, resignation, change in control, death or disability) took place on January 21, 2009 with base salaries and incentive plans in effect on this date being used for purposes of any severance payout calculation. This date was selected to account for the new employment agreements entered into with each of our continuing Named Executive Officers.
          Price Per Share of Common Stock. Calculations requiring a per share stock price are made on the basis of the closing price of $3.80 per share of our common stock on the NASDAQ Global Market on January 21, 2009.
          Change in Control. No cash payment will be made solely because of a change in control. For each Named Executive Officer, the cash payments described under the heading “Termination Following a Change in Control” require a double trigger of both a change in control and a termination without cause (or resignation with good reason). Messrs. Derse and Tarantine will receive the cash payments set forth below if such termination without cause (or resignation with good reason) occurs within one year of the effective date of a change in control.
          Equity Acceleration upon a Change in Control. All unvested stock options or other equity awards of Messrs. Derse and Tarantine vest automatically upon a change in control if they are employed by us on the date of the change in control. For purposes of the table under the heading “Change in Control,” it is assumed that all outstanding options (and other equity, as applicable) are accelerated upon a change in control.
          Medical and Other Benefits. The tables below do not include any amounts payable on termination that are generally available to all employees on a non-discriminatory basis. As described in the section entitled Employment and Severance Agreements, Messrs. Derse and Tarantine are entitled to the continuation of medical benefits for a period of eighteen months upon a termination without cause or resignation within one year following a change in control.
          Retirement. The tables do not include specific treatment of a normal retirement.
          The following table describes the potential payments upon a change in control of the Corporation for Roger A. Derse, a member of the Interim Office of the President and our Vice President and Chief Financial Officer.

					Termination for
					Cause,
			Termination		Disability, Death or
	Termination		Following a	Change	Voluntary Other Than
	Without		Change in	in	for
Executive Benefits and	Cause		Control	Control	Good Reason
Payments Upon Termination	($)		($)	($)	($)

Cash Compensation:
Base Salary	240,500	(1)	360,750 (4)	—	—
Accrued, But Unused Vacation	21,773	(1)	21,773 (4)	—	21,773 (7)
Medical Benefits	10,404	(2)	15,606 (5)	—	—
Long-term Incentives:
Acceleration of Unvested Stock Options, Restricted Stock and Performance Shares	308,750	(3)	—	308,750 (6)	—

Total:	581,427		398,129	308,750	21,773

(1)	Mr. Derse’s severance payments following a termination without cause will include (i) any accrued but unused vacation, (ii) base salary through the date of termination (to the extent not theretofore paid) and (iii) the continuation of base salary for twelve months. The dollar value of Mr. Derse’s accrued but unused vacation as of January 21, 2009 was $21,773. Mr. Derse’s annual base salary is $240,500.

(2)	Mr. Derse’s severance payments following a termination without cause include COBRA continuation premiums up to 12 months, if he elects to continue the Corporation’s group health plans pursuant to his rights under COBRA. The monthly cost to the Corporation to furnish Mr. Derse with medical benefits is $867.

(3)	Mr. Derse’s severance payments following a termination without cause include the immediate vesting of all unvested stock options, unvested RSUs and any other unvested equity-based awards or grants previously granted. The amount shown represents the incremental difference between the market value and the cost of unvested options, restricted stock and performance shares for which vesting might be accelerated.

(4)	Mr. Derse’s severance payments following a termination without cause or for good reason within one year following a change in control of the Corporation will include (i) any accrued but unused vacation, (ii) base salary through the date of termination (to the extent not theretofore paid) and (iii) the continuation of base salary for eighteen months. The dollar value of Mr. Derse’s accrued but unused vacation as of January 21, 2009 was $21,773. Mr. Derse’s annual base salary is $240,500.

(5)	Mr. Derse’s severance payments following a termination without cause or for good reason within one year following a change in control of the Corporation include COBRA continuation premiums up to 18 months, if he elects to continue the Corporation’s group health plans pursuant to his rights under COBRA. The monthly cost to the Corporation to furnish Mr. Derse with medical benefits is $867.

(6)	Upon the occurrence of a change in control of the Corporation, all of Mr. Derse’s unvested stock options, unvested RSUs and any other unvested equity-based awards or grants previously granted will fully vest. The amount shown represents the incremental difference between the market value and the cost of unvested options, restricted stock and performance shares for which vesting might be accelerated.

(7)	Mr. Derse’s severance payments following a termination for cause, voluntarily for other than good reason or as a result of death or disability will include (i) any accrued but unused vacation and (ii) base salary through the date of termination (to the extent not theretofore paid). The dollar value of Mr. Derse’s accrued but unused vacation as of January 21, 2009 was $21,773.
     The following table describes the potential payments upon a change in control of the Corporation for Dan Tarantine, a member of the Interim Office of the President and our Executive Vice President, Sales and Marketing.

					Termination for
					Cause,
			Termination		Disability, Death or
	Termination		Following a	Change	Voluntary Other
	Without		Change in	in	Than for
Executive Benefits and	Cause		Control	Control	Good Reason
Payments Upon Termination	($)		($)	($)	($)

Cash Compensation:
Base Salary	256,000	(1)	384,000 (4)	—	—
Accrued, But Unused Vacation	31,933	(1)	31,933 (4)	—	31,933 (7)
Medical Benefits	3,960	(2)	5,940 (5)	—	—
Long-term Incentives:
Acceleration of Unvested Stock Options, Restricted Stock and Performance Shares	308,750	(3)	—	308,750 (6)	—

Total:	600,643		421,873	308,750	31,933

(1)	Mr. Tarantine’s severance payments following a termination without cause will include (i) any accrued but unused vacation, (ii) base salary through the date of termination (to the extent not theretofore paid) and (iii) the continuation of base salary for twelve months. The dollar value of Mr. Tarantine’s accrued but unused vacation as of January 21, 2009 was $31,933. Mr. Tarantine’s annual base salary is $256,000.

(2)	Mr. Tarantine’s severance payments following a termination without cause include COBRA continuation premiums up to 12 months, if he elects to continue the Corporation’s group health plans pursuant to his rights under COBRA. The monthly cost to the Corporation to furnish Mr. Tarantine with medical benefits is $330.

(3)	Mr. Tarantine’s severance payments following a termination without cause include the immediate vesting of all unvested RSUs and any other unvested equity-based awards or grants previously granted. The amount shown represents the incremental difference between the market value and the cost of unvested restricted stock and performance shares for which vesting might be accelerated.

(4)	Mr. Tarantine’s severance payments following a termination without cause or for good reason within one year following a change in control of the Corporation will include (i) any accrued but unused vacation, (ii) base salary through the date of termination (to the extent not theretofore paid) and (iii) the continuation of base salary for 18 months. The dollar value of Mr. Tarantine’s accrued but unused vacation as of January 21, 2009 was $31,933. Mr. Tarantine’s annual base salary is $256,000.

(5)	Mr. Tarantine’s severance payments following a termination without cause or for good reason within one year following a change in control of the Corporation include COBRA continuation premiums up to 18 months, if he elects to continue the Corporation’s group health plans pursuant to his rights under COBRA. The monthly cost to the Corporation to furnish Mr. Tarantine with medical benefits is $330.

(6)	Upon the occurrence of a change in control of the Corporation, all of Mr. Tarantine’s unvested RSUs and any other unvested equity-based awards or grants previously granted will fully vest. The amount shown represents the incremental difference between the market value and the cost of unvested restricted stock and performance shares for which vesting might be accelerated.

(7)	Mr. Tarantine’s severance payments following a termination for cause, voluntarily for other than good reason or as a result of death or disability will include (i) any accrued but unused vacation and (ii) base salary through the date of termination (to the extent not theretofore paid). The dollar value of Mr. Tarantine’s accrued but unused vacation as of January 21, 2009 was $31,933.
PRINCIPAL SHAREHOLDERS AND SECURITY OWNERSHIP BY MANAGEMENT
     The following table sets forth the beneficial ownership of the Corporation’s Common Stock for (i) each of the Corporation’s current directors; (ii) each of the Corporation’s Named Executive Officers; (iii) each beneficial owner of more than five percent of the Common Stock; and (iv) all current directors and executive officers of the Corporation as a group. All such information reflects beneficial ownership as of March 20, 2009, as known by the Corporation. On such date, the number of shares of common stock outstanding was approximately 22,901,331.

	Amount and Nature
	of
	Beneficial	Percent of
Name and Address of Beneficial Owner(1)	Ownership(2)	Class(3)
Roger A. Derse	99,166 (4)	*
Dan Tarantine	138,500 (5)	*
Jack A. Henry	68,500 (6)	*
Brian R. Kahn	803,700 (7)	3.5%
Melvin L. Keating	9,000	*
Paul D. Quadros	65,000 (8)	*
Thomas M. Reahard	145,000 (9)	*
Thomas J. Toy	120,000 (10)	*
Edward A. White **	757,166 (11)	3.3%
Executive Officers and Directors as a group (9 persons)	2,206,032	9.6%
Dimensional Fund Advisors LP	1,988,424 (12)	8.7%

	Amount and Nature
	of
	Beneficial	Percent of
Name and Address of Beneficial Owner(1)	Ownership(2)	Class(3)
Wynnefield Partners Small Cap Value LP	1,427,001 (13)	6.2%
Signia Capital Management LLC	2,456,132 (14)	10.7%

*	Represents less than 1% of the class.

**	Subject to a Rule 10b5-1 Plan.

(1)	Unless otherwise noted, the address of each listed shareholder is 3601 East University Drive, Phoenix, Arizona 85034.

(2)	Unless otherwise noted, the Corporation believes that all persons named in the table have sole voting and investment power with respect to all shares of the Common Stock that are beneficially owned by them. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days after March 20, 2009 upon the exercise of options or other such rights.

(3)	Each owner’s percentage ownership is determined by assuming that options held by such person (but not those held by any other person), which are exercisable within 60 days after March 20, 2009 have been exercised.

(4)	Shares beneficially owned by Mr. Derse include the following options that are currently exercisable or that will become exercisable within 60 days after March 20, 2009: options to purchase 60,000 shares of Common Stock granted under the Corporation’s 2000 Broad Based Non-Qualified Stock Plan and options to purchase 26,666 shares of Common Stock granted under the Corporation’s 1994 Employee Stock Option Plan.

(5)	Shares beneficially owned by Mr. Tarantine include the following options that are currently exercisable or that will become exercisable within 60 days after March 20, 2009: options to purchase 35,000 shares of Common Stock granted under the Corporation’s 1994 Flexible Stock Plan and options to purchase 90,000 shares of Common Stock granted under the Corporation’s 2000 Broad Based Non-Qualified Stock Plan.

(6)	Shares beneficially owned by Mr. Henry include the following options that are currently exercisable or that will become exercisable within 60 days after March 20, 2009: options to purchase 45,000 shares of Common Stock granted under the Corporation’s 2001 Directors Stock Option Plan. It also includes 2,500 shares of restricted stock granted under the Corporation’s 2006 Director Restricted Stock Plan that will vest within 60 days after March 20, 2009.

(7)	The 803,700 shares of common stock beneficially owned by Mr. Kahn are held in the name of Caiman Partners L.P., of which Mr. Kahn has sole voting power.

(8)	Shares beneficially owned by Mr. Quadros include the following options that are currently exercisable or that will become exercisable within 60 days after March 20, 2009: options to purchase 45,000 shares of Common Stock granted under the Corporation’s 2001 Directors Stock Option Plan. It also includes 2,500 shares of restricted stock granted under the Corporation’s 2006 Director Restricted Stock Plan that will vest within 60 days after March 20, 2009.

(9)	Shares beneficially owned by Mr. Reahard include the following options that are currently exercisable or that will become exercisable within 60 days after March 20, 2009: options to purchase 5,000 shares of Common Stock granted under the Corporation’s 1992 Directors Stock Option Plan and 90,000 shares of Common Stock granted under the Corporation’s 2001 Directors Stock Option Plan. It also includes 2,500 shares of restricted stock granted under the Corporation’s 2006 Director Restricted Stock Plan that will vest within 60 days after March 20, 2009.

(10)	Shares beneficially owned by Mr. Toy include the following options that are currently exercisable or that will become exercisable within 60 days after March 20, 2009: options to purchase 5,000 shares of Common Stock granted under the Corporation’s 1992 Directors Stock Option Plan and options to purchase 90,000 shares of Common Stock granted under the Corporation’s 2001 Directors Stock Option Plan. It also includes 2,500 shares of restricted stock granted under the Corporation’s 2006 Director Restricted Stock Plan that will vest within 60 days after March 20, 2009.

(11)	Shares beneficially owned by Mr. White include the following options that are currently exercisable or that will become exercisable within 60 days after March 20, 2009: options to purchase 5,000 shares of Common Stock granted under the Corporation’s 1992 Directors Stock Option Plan and options to purchase 75,000 shares of Common Stock granted under the Corporation’s 2001 Directors Stock Option Plan. It also includes 2,500 shares of restricted stock granted under the Corporation’s 2006 Director Restricted Stock Plan that will vest within 60 days after March 20, 2009.

(12)	Shares beneficially owned by Dimensional Fund Advisors LP were determined based solely on our review of a Schedule 13G filed February 9, 2009 with the SEC. Dimensional Fund Advisors LP is located at 1299 Ocean Avenue, 11th Floor, Santa Monica, CA 90401.

(13)	Shares beneficially owned by Wynnefield Partners Small Cap Value LP were determined based solely on our review of a Schedule

13D filed February 10, 2009 with the SEC. Wynnefield Partners Small Cap Value LP is located at One Penn Plaza, Suite 4720, New York, NY 10119.

(14)	Shares beneficially owned by Signia Capital Management LLC were determined based solely on our review of a Schedule 13G filed February 13, 2009 with the SEC. Signia Capital Management LLC is located at 108 N Washington St, Suite 305, Spokane, WA 99201.
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
          The Corporation has established policies and other procedures regarding approval of transactions between the Corporation and any employee, officer, director, and certain of their family members and other related persons, including those required to be reported under Item 404 of Regulation S-K. These policies and procedures are generally not in writing, but are evidenced by long standing principles set forth in our Code of Ethics and Business Conduct or adhered to by our Board. As set forth in the Audit Committee Charter, as and to the extent required under applicable federal securities laws and related rules and regulations, and/or the NASDAQ listing standards, related party transactions are to be reviewed and approved, if appropriate, by the Audit Committee. Generally speaking, we enter into such transactions only on terms that we believe are at least as favorable to the Corporation as those that we could obtain from an unrelated third party.
          During the prior fiscal year, the Corporation was not involved in any transactions with related persons, which includes our directors, executive officers or shareholders known to us to beneficially own more than five percent of our outstanding common stock requiring disclosure under applicable securities regulations.